RECEIVED MAR 17 2011 SEC MAIL PROCESSING SECTION WASH. D.C. 211

[redacted]

11021163

UNITEDSTATES
SECURITIES AND EXCHANGE CO[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDSOUTH CAPITAL, INC. — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM I.D. NO.

1050 CROWN POINTE PARKWAY, SUITE 200
(No and Street)

ATLANTA	GA	30338
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual. state last, first. middle name)*

6111 PEACHTREE DUNWOODY RD., BLDG E STE 102	ATLANTA,	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDSOUTH CAPITAL, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule I5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule I5c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' report on Internal Control Structure.

****For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2010 AND 2009

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

CONTENTS

TW **Tomkiewicz Wright, LLC**
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidSouth Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial position of MidSouth Capital, Inc. ("the Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidSouth Capital, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the financial statements, an error resulting in overstatement of previously reported receivables and commission income as of, and for the year ended December 31, 2009 was discovered in 2010 during a periodic regulatory examination of the Company. Accordingly, the accompanying 2009 financial statements have been restated to correct the error.

Our 2010 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2010 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
March 11, 2011

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

MIDSOUTH CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2010	December 31, 2009 (Restated)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 116,703	$ 71,493
Receivables	213,378	635,100
Investments, at fair value - trading securities	8,638	1,884
Advances to related parties	153,565	112,000
Prepaid expenses	2,500	-
Total current assets	494,784	820,477
Non-current assets:		
Deposit with clearing organization	100,000	100,000
Furniture and equipment, net of accumulated depreciation	4,075	6,030
Deferred tax asset	417,500	372,500
Security deposits	18,794	18,794
Total non-current assets	540,369	497,324
	$ 1,035,153	$ 1,317,801
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 534,538	$ 894,982
Total current liabilities	534,538	894,982
Stockholders' equity:		
Preferred stock: no par value, 1,000 shares authorized; 41.5 and 37 shares issued and outstanding	445,000	370,000
Common stock: no par value, 1,000,000 shares authorized; 488,077 and 451,746 shares issued and outstanding	1,033,959	924,959
Contributed capital	215,807	215,807
Accumulated deficit	(1,194,151)	(1,087,947)
Total stockholders' equity	500,615	422,819
	$ 1,035,153	$ 1,317,801

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2010	2009 (Restated)
Revenues:		
Commission and fee income - securities	$ 7,325,697	$ 11,891,236
Commission income - insurance	672,432	530,794
Investment banking fees	964,312	31,075
Interest offset fees	59,668	72,575
Managed account fees	430,106	308,211
Other income	129,798	99,443
Unrealized (losses) on investments	(10,752)	(30,445)
Realized gains on sale of investments	95	21,319
Interest income	7,286	80,626
	9,578,642	13,004,834
Expenses:		
Commission expense	6,322,972	9,062,719
Employee compensation and benefits	1,788,330	1,779,124
Clearing costs	296,509	389,176
Occupancy	265,749	138,844
Communication	261,550	402,625
Registration fees	91,296	89,784
Other operating expense	693,818	1,390,116
Depreciation expense	1,955	2,718
Interest expense	-	1,256
	9,722,179	13,256,362
Net loss before income taxes	(143,537)	(251,528)
Income taxes:		
Deferred income tax benefit	45,000	34,000
NET LOSS	$ (98,537)	$ (217,528)

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Capital Stock						
	Preferred		Common		Contributed	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances, January 1, 2009	27.0	$ 270,000	368,582	$ 657,116	$ 215,807	$ (867,919)	$ 275,004
Stock issued for cash, at stated value	10.0	100,000	83,164	267,843			367,843
Preferred stock dividends						(2,500)	(2,500)
Net loss (restated)						(217,528)	(217,528)
Balances, December 31, 2009 (restated)	37.0	370,000	451,746	924,959	215,807	(1,087,947)	422,819
Stock issued for cash, at stated value	4.5	75,000	36,331	109,000			184,000
Preferred stock dividends						(7,667)	(7,667)
Net loss						(98,537)	(98,537)
Balances, December 31, 2010	41.5	$ 445,000	488,077	$ 1,033,959	$ 215,807	$ (1,194,151)	$ 500,615

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2010 AND 2009

Subordinated liabilities, January 1, 2009	$ -
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment on subordinated notes	-
Subordinated liabilities, December 31, 2009	-
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment on subordinated notes	-
Subordinated liabilities, December 31, 2010	$ -

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2010	2009
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (98,537)	$ (217,528)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	1,955	2,718
Changes in operating assets and liabilities:		
Investments	(6,754)	30,420
Receivables	421,722	(608,616)
Advances to related parties	(41,565)	(112,000)
Deferred tax asset	(45,000)	(34,000)
Prepaid expenses	(2,500)	-
Accounts payable and accrued expenses	(360,444)	583,418
Net cash used by operating activities	(131,123)	(355,588)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	-	(395)
Net cash used by investing activities	-	(395)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash received from issuance of common stock	109,000	267,843
Cash received from issuance of preferred stock	75,000	100,000
Net repayments on line of credit obligations	-	(51,860)
Dividends paid on preferred stock	(7,667)	(2,500)
Net cash provided by financing activities	176,333	313,483
NET CHANGE IN CASH AND CASH EQUIVALENTS	45,210	(42,500)
CASH AND CASH EQUIVALENTS, beginning of period	71,493	113,993
CASH AND CASH EQUIVALENTS, end of period	$ 116,703	$ 71,493
SUPPLEMENTAL DISCLOSURE INFORMATION		
Cash paid during the year for:		
Interest	$ -	$ 1,256
Income taxes	$ -	$ -

See notes to financial statements and auditors' report.

1. Organization and Nature of Business

MidSouth Capital, Inc. (the "Company") is an independent investment banking company headquartered in Atlanta, Georgia. The Company's products and services include stocks, bonds, mutual funds, unit investment trusts, government securities, retirement plans, annuities, private investment opportunities, insurance products and corporate finance activities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Revenue Recognition - Securities Transactions and Investment Banking Fees
Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis, which approximates a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the accompanying statements of financial condition. Revenues from investment banking activities are earned and recognized in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment/Depreciation
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which range from three to seven years.

Income Taxes
Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FIN 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises".* FSP FIN 48-3 permitted an entity within its scope to defer the effective date of FASB Interpretation ("FIN") 48, *"Accounting for Uncertainty in Income Taxes"*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company elected to defer the application of FIN 48 for the year ended December 31, 2008 and adopted this guidance beginning for the year ended December 31, 2009 as required.

Under this guidance, now codified under FASB Accounting Standards Codification ("ASC") Topic 740 "*Income Taxes*", the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. These conditions have been evaluated through March 11, 2011, the date at which the financial statements were available for issue (see Note 15).

Reclassifications
Certain amounts in the accompanying 2009 financial statements have been reclassified in order to conform with 2010 financial statement presentations.

3. Receivables

Receivables consist entirely of commissions owed to the Company, substantially all of which are from its clearing organization. In the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for receivables owed as of December 31, 2010.

4. Investments

Investments consist of positions acquired as compensation for private placement of the respective issues with Company clients in previous periods. The shares are frequently received with a restrictive period during which they may not be resold. Restrictions, if any, on shares held at the end of each fiscal year generally expire during the subsequent year, and under generally accepted accounting principles are classified as trading securities and reported at fair value. Changes in unrealized gains and losses are included in current year earnings. Fair values of the investments are based on quoted market sources. Some shares do not have an established market, and management elects to carry these shares at no recorded value due to the uncertainty of their ultimate value, if any, when the shares are released from restriction and an established market exists. Realized gains and losses are determined on the basis of specific identification.

During the years ended December 31, 2010 and 2009, net unrealized losses of $10,752 and $30,445 were recognized. During the years ended December 31, 2010 and 2009, realized gains on sales of investments of $95 and $21,319 were recognized.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

The Company has certificates of deposit with one bank totaling $116,418 at December 31, 2010.These deposits are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). The Company maintains its primary checking account, stock investment account, and a clearing deposit balance with its clearing organization. This organization is also responsible for the payment of a significant portion of the Company's total receivable balance at December 31, 2010. The total amount held or owed to the Company by the clearing organization is $276,337 at December 31, 2010. These amounts are not insured by the FDIC.

5. Fair Value Measurements

FASB ASC Topic 820, *"Fair Value Measurements and Disclosures"*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 - Observable inputs such as quoted market prices in active markets.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, and
Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following tables present assets and liabilities that are measured and recognized at fair value as of December 31, 2010 and 2009 on a recurring basis:

2010

Description	Level 1	Level 2	Level 3
Equity securities	$ 8,638	$ -	$ -

2009

Description	Level 1	Level 2	Level 3
Equity securities	$ 1,884	$ -	$ -

The Company had no assets and liabilities that are measured and recognized at fair value as of December 31, 2010 and 2009 on a non-recurring basis.

6. Furniture and Equipment

	December 31, 2010	December 31, 2009
Furniture	$ 30,143	$ 30,143
Computer equipment	35,634	35,634
Communication equipment	13,489	13,489
	79,266	79,266
Less accumulated depreciation	(75,191)	(73,236)
	$ 4,075	$ 6,030

Depreciation expense was $1,955 and $2,718 for the years ended December 31, 2010 and 2009.

7. Obligations Under Lines of Credit

During the year ended December 31, 2009, the Company repaid two outstanding line of credit obligations in full, totaling $51,860. The two credit facilities were discontinued upon repayment of the outstanding balances.

8. Stockholders' Equity

Preferred Stock
The rights and preference of preferred stock are established by the Company's Board of Directors upon issuance. The preferred stock bears a non-cumulative dividend rate of 10% and is redeemable at the Company's option. Obligation to pay dividends is at the sole discretion of the Board of Directors based on its determination of the Company's ability to pay. In 2010, the Company paid $7,667 in preferred stock dividends. During the year ended December 31, 2010, the Company sold 4.5 preferred shares for $75,000 in cash, one share of which was sold to a family member of a Company officer for $25,000.

Common Stock Sales
During the year ended December 31, 2010, 36,331 common shares were issued for a total of $109,000 in cash. Of these issuances, 11,999 shares were issued to officers of the Company for $36,000, 8,333 shares to a family member of a Company officer for $25,000, and 4,333 shares to a company related by common management and ownership for $13,000 in cash.

9. Income Taxes

The components of the provision for income taxes are as follows:

	December 31, 2010	December 31, 2009 (Restated)
Deferred:		
Federal	$ 354,000	$ 316,500
State	63,500	56,000
Total income tax benefit	$ 417,500	$ 372,500

The Company has $417,500 and $372,500 of deferred income tax assets at December 31, 2010 and 2009, all of which are non-current and consist entirely of estimated future tax effects arising from prior year net operating losses.

The Company has available at December 31, 2010 and 2009 unused operating loss carry-forwards of approximately $1.2 million and $1.1 million that may be applied against future taxable income, and that expire in years from 2021 to 2030. Management believes the Company is likely to use all loss carry-forwards prior to their expiration, and therefore no allowance has been established as an offset to the related deferred tax asset.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken, or expected to be taken, on tax returns for the years ended on or before December 31, 2010. No income tax returns are currently under examination. The statute of limitations on the Company's income tax returns remains open for the years ended December 31, 2007 and thereafter.

10. Related Party Transactions

Management Advances

During the year ended December 31, 2010 and 2009, the Company advanced a total of $82,500 and $112,000 to two Company officers, who are also stockholders. The advances are due on demand and bear interest at 2% beginning for the year ended December 31, 2010. $44,000 of these advances and accrued interest were reduced by awarding the officers bonus compensation during the year ended December 31, 2010. Balances outstanding on the advances were $153,565 and $112,000 at December 31, 2010 and 2009.

Management Fees

During the years ended December 31, 2010 and 2009, management fees expense to a company related by common ownership and management was $20,000 and $29,000.

Consulting Fees

The Company paid a total of $26,500 in consulting fees during the year ended December 31, 2010 to two stockholders who are family members of a Company officer.

11. Commitments

Operating Leases

The Company leases office space under a non-cancelable operating lease which expires in 2014. Minimum future rental payments under this lease as of December 31, 2010, for each year and in the aggregate are:

2011	$	207,434
2012		216,311
2013		222,800
2014		190,383
	$	836,928

The Company has various other operating leases for equipment and storage space under short-term arrangements. Total rent expense recorded for 2010 and 2009 was $214,541 and $138,844.

12. Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business in the securities industry. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable.

Litigation/Arbitration
The Company is currently in litigation with a company which has asserted a claim for damages for an unspecified amount, alleging interference with business and contractual agreements. The Company is vigorously defending this claim and has asserted counterclaims for unpaid brokerage fees. No contingent loss has been recorded as of December 31, 2010 relating to this claim, as management believes a loss is unlikely and, should a loss occur, the amount is not reasonably determinable.

An arbitration action is presently pending with ten former registered independent brokers who operated as a practice group and claim the Company owes the group compensation totaling $357,000. The Company believes the claim is without merit and is vigorously defending the matter. No contingent loss has been recorded as of December 31, 2010 relating to this claim, as management believes a loss is unlikely and, should a loss occur, the amount is not reasonably determinable.

Regulatory Assessments
In December 2010, FINRA concluded a periodic examination of the Company. Among the findings noted in its preliminary report was an accounting error occurring during 2009 and 2010. This error resulted in adjustments to the Company's accounting records (see Note 14) and periodic net capital computations, further resulting in a retroactive determination by FINRA that the Company had been operating with a net capital deficiency during the period October 2009 to June 2010 in violation of the Securities and Exchange Commission's Uniform Net Capital Rule. The Company responded to these findings, noting that the error which caused it to inadvertently operate with a net capital deficiency resulted from information which had been provided by its clearing organization. Management believes the Company acted with due care to determine the accuracy of such information in the course of relying on it for the purposes of its financial accounting and net capital computations. Nevertheless, as a result of the examination's findings the Company could be subject to a regulatory fine. To date, the Company has not been notified of any such fine. No contingent loss has been recorded as of December 31, 2010 relating to this possible assessment, as management believes the amount of a fine, should one be imposed, is not reasonably determinable.

Memberships
Included in accounts payable and accrued expenses in the accompanying statement of financial condition as of December 31, 2010 is approximately $22,000 of membership assessment fees owed to the Securities Investors Protection Corporation ("SIPC") for the year ended December 31, 2009. The Company has not been notified of any adverse affects to its SIPC membership and does not believe the overdue fees pose a financial or business risk to its operations.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2010, the Company had a net capital deficit of $104,902, which was $140,538 below the required net capital of $35,636. The Company's percentage of aggregate indebtedness to net capital deficit is (510%) as of December 31, 2010. Receivables from related parties, securities not readily marketable, deferred tax assets, furniture and equipment, and security deposits reflected in the accompanying 2010 statement of financial condition are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposited in a restricted escrow account handled by a commercial bank. The Company notified FINRA of this net capital deficiency on January 5, 2011 and corrected it on this date by the cash sale of Company stock (see Note 15).

14. Restatement of Prior Period Financial Statements

The Company has restated the financial statements as of December 31, 2009 and for the year then ended to correct an error in the accounting relating to clearing organization receivables and commission revenues. As described in Note 12, during a periodic FINRA examination, it was determined that the Company had over-recorded certain commissions relating to its riskless trading account based on reports and other information provided by its clearing organization.

The above error resulted in an overstatement of receivables, revenues, and net income before income taxes of $481,417. The income tax effects of the correction of this error was an increase of deferred tax assets and decrease of deferred tax expense by $160,500, for a total change to net income from $103,389 as previously reported, to a net loss of $217,528.

The effects of restatement from the above described corrections to the statement of financial condition and statement of operations as of December 31, 2009 and the year then ended compared to that originally reported are as follows (amounts not restated are presented in a condensed format from that of the original presentation):

	December 31, 2009		
	As Reported	Adjustment	Restated
Cash and cash equivalents	$ 71,493	$ -	$ 71,493
Receivables	1,116,517	(481,417)	635,100
Deferrred tax asset - current portion	67,500	(67,500)	-
Other current assets	113,884	-	113,884
Total current assets	1,369,394	(548,917)	820,477
Deferrred tax asset	144,500	228,000	372,500
Other non-current assets	124,824	-	124,824
Total assets	$ 1,638,718	$ (320,917)	$ 1,317,801
Accounts payable and accrued expenses	$ 894,982	$ -	$ 894,982
Capital stock	1,294,959	-	1,294,959
Contributed capital	215,807	-	215,807
Accumulated deficit	(767,030)	(320,917)	(1,087,947)
Total stockholders' equity	743,736	(320,917)	422,819
Total liabilities and stockholders' equity	$ 1,638,718	$ (320,917)	$ 1,317,801

	Year Ended December 31, 2009		
	As Reported	Adjustment	Restated
Commissions and fee income - securities	$ 12,372,653	$ (481,417)	$ 11,891,236
Other revenues	1,113,598	-	1,113,598
Total revenues	13,486,251	(481,417)	13,004,834
Total expenses	13,256,362	-	13,256,362
Net income (loss) before taxes	229,889	(481,417)	(251,528)
Deferred tax (expense) benefit	(126,500)	160,500	34,000
Net income (loss)	$ 103,389	$ (320,917)	$ (217,528)

15. Subsequent Events

Preferred/Common Stock Sales
In January 2011, a total of 12.5 preferred shares were sold for $125,000 in cash, 2.5 shares of which were sold to a family member of a Company officer for $25,000. In February 2011, 8,333 common shares were sold to a family member of a Company officer for $10,000 in cash.

Net Capital Deficiencies
On January 5, 2011, the Company reported a net capital deficiency to FINRA of approximately $125,000 for the period December 29, 2010 to January 4, 2011, at which time the Company had discovered this deficiency. The Company corrected the deficiency by obtaining $125,000 in cash from a preferred stock sale (see *Preferred/Common Stock Sales* above).

On February 1, 2011, the Company reported a net capital deficiency of approximately $9,000 for the period January 31, 2011 to February 1, 2011, at which time the Company had discovered this deficiency. The Company corrected the deficiency by obtaining $10,000 in cash from a common stock sale (see *Preferred/Common Stock Sales* above).

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	500,615
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		500,615
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		500,615
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable		8,638
Furniture and equipment		4,075
Deferred tax assets		417,500
Other assets		174,859
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/propriety capital charges		-
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		(104,457)
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		-
Exempted securities		-
Debt securities		5
Options		-
Other securities		440
Undue concentrations		-
Other		-
Net capital	$	(104,902)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	35,636
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	35,636
Excess net capital	$	(140,538)
Excess net capital at 1000%	$	(158,355)

(Continued)

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	534,538
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	534,538
Percentage of aggregate indebtedness to net capital		-510%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2010)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	(94,277)
Net audit adjustments		(10,625)
Net capital per above	$	(104,902)

See notes to financial statements and auditors' report.

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT
ON APPYING AGREED UPON PROCEDURES

Board of Directors
MidSouth Capital, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by MidSouth Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MidSouth Capital, Inc.'s management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedure
Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

Finding
We noted no payments listed in the Form SIPC-7 relating to assessments for the year ended December 31, 2010. Accordingly, this agreed upon procedure was not applicable.

Procedure
Compare the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010.

Finding
We performed the above procedure, noting no differences.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

Procedure
Compare any adjustments reported in Form SIPC-7 to supporting schedules and workpapers.

Findings
1. Net loss from securities in investment accounts

We traced the net loss of $10,657 in the accompanying schedule to the Company's audited trial balance and agreed the amount to a detailed worksheet computing securities gains and losses. We noted no differences as a result of these procedures.

2. Revenues from the business of insurance

The amount of $699,323 in the accompanying schedule relates entirely to insurance commissions earned by the Company. We agreed this amount to the total audited insurance commissions recorded for the year ended December 31, 2010 to copies of commission check receipts from insurance companies. We noted no differences as a result of these procedures.

3. Clearance paid to other SIPC members

The amount of $415,532 in the accompanying schedule relates entirely to clearing expenses incurred from the Company's clearing organization. We agreed this amount to the total audited clearing expenses recorded for the year ended December 31, 2010. We further traced a sample of general ledger entries for the relevant period to clearing expenses reflected clearing organization statements. We noted no differences as a result of these procedures.

4. Total interest and dividend expense

We noted total interest and dividend expense of $7,667 and interest income of $7,286 in the audited general ledger for the year ended December 31, 2010. In accordance with Form SIPC-7 instructions, the deduction for interest and dividend expense is limited to the amount of interest income. Accordingly, we traced the (lower) interest income amount to the Form SIPC-7 interest and dividend expense deduction without exception.

Procedure
Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

Finding
We performed this procedure to the Form SPIC-7 and to supporting schedules and workpapers described above, noting no differences.

Procedure
Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

Finding
We noted no overpayment was applied. Accordingly, this agreed upon procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 25, 2011

MIDSOUTH CAPITAL, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
YEAR ENDED DECEMBER 31, 2010

Total revenue	$	9,578,642
Additions:		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
Net loss from principal transactions in securities in trading accounts.		-
Net loss from prinicipal transactions in commodities in trading accounting.		-
Interest and dividend expense deducted in determining total revenue.		-
Net loss from management of or participation in the underwriting or distribution of securities.		-
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
Net loss from securities in investment accounts.		10,657
Total additions		9,589,299
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transaction in security futures products.		699,323
Revenues from commodity transactions.		-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		415,532
Reimbursements for postage in connection with proxy solicitation.		-
Net gain from securities in investment accounts.		-
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business.		-
Other revenue not related either directly or indirectly to the securities business.		-
Greater of total interest and dividend expense but not in excess of total interest and dividend income, or 40% of interest earned on customer accounts.		7,286
Total deductions		1,122,141
SIPC net operating revenues		8,467,158
General assessment at 0.0025	$	21,168

(Continued)

MIDSOUTH CAPITAL, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
YEAR ENDED DECEMBER 31, 2010
(CONTINUED)

General assessment	$	21,168
Less :		
Payment made with SIPC-6		-
Prior overpayment applied		-
Assessment balance due	$	21,168

See independent accountants' report.

TW ***Tomkiewicz Wright, LLC***
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
MidSouth Capital, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of MidSouth Capital, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-14.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tonkiewicz Wright, LLC

Atlanta, Georgia
March 11, 2011